UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Selmon, Lee Roy
   4202 East Fowler, PED 214
   Tampa, FL  33620
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   02/27/03
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common stock, par value $.0|02/27/|M   |-|3,000             |A  |$17.50     |                   |      |                           |
1                          |03    |    | |                  |   |           |                   |      |                           |
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Common stock, par value $.0|02/28/|S   |-|3,000             |D  |$32.48     |0(1)               |D     |                           |
1                          |03    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Phantom Stock Units   |1-1     |-    |-   |-|- -        |A,D|(2)  |(2)  |Common Stock|-      |$34.54 |2443.80(1)(3|D  |            |
                      |        |     |    | |           |   |     |     |            |       |       |)           |   |            |
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Stock Option (right to|$17.50  |02/27|M   |-|3,000 -    |A,D|(4)  |07/19|Common Stock|7,000  |$17.50 |7,000(1)    |D  |            |
 buy)                 |        |/03  |    | |           |   |     |/04  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Represents number of shares beneficially owned immediately after the reported transaction.
(2) The phantom stock units were accrued under the Company's Deferred Compensation and Stock Plan and are settled 100% in the Company's common stock on January 1, 2005.
(3) Derivative securities beneficially owned include: (i) 512.11 phantom stock units accrued in fiscal year 1997 ranging in stock prices from $15.840 to $17.669, and are each settled 100% in the Company's common stock on
July 1, 2003; (ii) 470.64 phantom stock units accrued in fiscal year 1998 ranging in stock prices from $18.070 to $24.697, and are each settled 100% in the Company's common stock on July 1, 2003; (iii) 346.61 phantom stock units accrued in fiscal year 1999 ranging in stock prices from $25.33 to $36.68, and are each settled 100% in the Company's common stock on July 1, 2003; (iv) 349.98 phantom stock units accrued in fiscal year 2000 ranging in stock prices from $23.603 to $29.821, and are each settled 100% in the Company's common stock on July 1, 2003; (v) 383.68 phantom stock units accrued in fiscal year 2001 ranging in stock prices from $24.85 to $27.98, and are each settled 100% in the Company's common stock on July 1, 2003; and
(vi) 304.77 phantom stock units
accrued in fiscal year 2002 ranging in stock prices from $28.00 to $37.38, and are each settled 100% in the Company's common stock on January 1, 2004.
(4) Currently exercisable. The option vested in three equal annual installments beginning on October 19, 1994.
SIGNATURE OF REPORTING PERSON
Joseph J. Kadow, Attorney-in-Fact
DATE
February 28, 2003